SEC MAIL RECEIVED PROCESSING SECTION MAR - 1 2006 WASH, D.C. 199

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington

06001937

OFFICIAL USE ONLY

FIRM I.D. NO.

AB 3/20

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66590

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/11/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Overture Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Madison Avenue, 11th Floor
(No. and Street)

New York, NY 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Kerr Lavagnino 212-624-1895
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sax Macy Fromm & Co, PC
(Name - *if individual, state last, first, middle name*)

855 Valley Road Clifton New Jersey 07013
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be*

FOR OFFICIAL USE ONLY

supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

See Independent Auditors' Report.

OATH OR AFFIRMATION

I, James C. Coley, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Overture Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

LORETTA J. HARGROVE
Notary Public, State of New York
No. 01H[illegible]5045457
Qualified in Kings County
Commission Expires June 19, 2007

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

See Independent Auditors' Report.

Trusted Advisors for 50 Years
SAX MACY FROMM & CO., PC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Independent Auditors' Report

To the Board of Directors of
Overture Securities, LLC:

We have audited the accompanying statement of financial condition of **Overture Securities, LLC** as of December 31, 2005, and the related statements of operations, changes in members' equity, and cash flows for the period from inception [April 11, 2005] to December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Overture Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Minimum Capital Requirements is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sax Macy Fromm & Co., P.C.

Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
January 28, 2006

Overture Securities, LLC

Statement of Financial Condition

December 31, 2005

Assets

Current Assets:		
Cash	$ 25,000	
Prepaids and other current assets	500	
Total Current Assets		$ 25,500
Total Assets		$ 25,500

Liabilities and Members' Equity

Current Liabilities:	
Accounts payable and accrued expenses	$ 8,000
Members' Equity	17,500
Total Liabilities and Members' Equity	$ 25,500

The Accompanying Notes are an Integral Part of these Financial Statements.

Overture Securities, LLC

Statement of Operations

Period from Inception [April 11, 2005] to December 31, 2005

Revenues:		
Revenues from broker-dealer activities		$ - - -
Expenses:		
Salaries	$ 27,300	
Office expenses	8,170	
Rent	3,000	
Professional and consulting fees	18,600	
Licenses and registration	948	
Organization expenses	6,807	
Total Expenses		64,825
Net Loss		$ (64,825)

The Accompanying Notes are an Integral Part of these Financial Statements.

Overture Securities, LLC

Statement of Changes in Members' Equity

Period from Inception [April 11, 2005] to December 31, 2005

Members' Equity at Beginning of Year	$	25,000
Member contributions		57,325
Net loss		(64,825)
Members' Equity at End of Year	$	17,500

The Accompanying Notes are an Integral Part of these Financial Statements.

Overture Securities, LLC

Statement of Cash Flows

Period from Inception [April 11, 2005] to December 31, 2005

Cash Flows From Operating Activities:		
Net loss		$ (64,825)
Adjustments to reconcile net loss to net cash		
(used for) operating activities:		
(Increase) in assets:		
Prepaids and other current assets	$ (500)	
Increase in liablities:		
Accounts payable and accrued expenses	8,000	
Net adjustments to reconcile net loss		
to net cash (used for) operating activities		7,500
Net Cash (Used for) Operating Activities		(57,325)
Cash Flows From Financing Activities:		
Members' contributions		57,325
Net Increase in Cash		- - -
Cash at Beginning of Year		25,000
Cash at End of Year		$ 25,000

The Accompanying Notes are an Integral Part of these Financial Statements.

Overture Securities, LLC

Notes to Financial Statements

Note 1 – Nature of Business:

Overture Securities, LLC ("the Company") is a registered broker-dealer with the Securities Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (The "NASD"). The Company was approved as a member with the NASD as of April 11, 2005.

Note 2 – Summary of Significant Accounting Policies:

A. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenue and expenses during the period. Actual results could differ from these estimates.

B. Income Taxes – The Company is treated as a partnership under the Internal Revenue Code. Taxable income or loss of the Company flows through to the individual members of the Company who are responsible for reporting taxes thereon. Accordingly, the Company records no provision for federal or state income taxes. The Company is subject to a New York City unincorporated business tax.

Note 3 – Related Party Transactions:

In an agreement dated May 2004 and renewed in November 2004, the Company entered into an expense sharing agreement with Overture Asset Managers, LLC (the parent company) to share specific expenses on a proportionate basis. The amount of the expense was $64,825 for the period ended December 31, 2005.

Note 4 – Net Capital Requirements:

Pursuant to the net capital provision of rule 15c 3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of the greater of $5,000 or 12.5% of aggregate indebtedness, as defined during its first year of operations and 6.67%, thereafter. Net capital as of December 31, 2005 was $17,000, which exceeded its requirement by $12,000.

Supplementary Information

Overture Securities, LLC

Schedule of Minimum Capital Requirements

December 31, 2005

Total ownership equity	$	17,500
Deductions:		
Non Allowable Assets:		
Prepaids and other current assets		500
Adjusted Net Capital		17,000
Net Minimum Capital Requirement (SEC Rule 15c3-1(2)(i))		5,000
Excess Net Capital	$	12,000
Aggregate Indebteness		8,000
Ratio of Aggregate Indebteness to Net Capital ($8,000/$17,000)		47%

Note: There are no material difference between the above computation and the Company's corresponding un-audited Focus filing as of December 31, 2005.

See Independent Auditors' Report.

Overture Securities, LLC

Schedule for Determination of the Reserve Requirements
Under Exhibit A of Rule 15(c) 3-3
December 31, 2005

The Company is exempt from Rule 15(c)3-3 under paragraph (k)1. As such, the Company does not hold funds or securities for any customers.

See Independent Auditors' Report.

Trusted Advisors for 50 Years

SAX MACY FROMM & CO., PC

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Supplementary Report On Internal Accounting Control

To the Members of
Overture Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of **Overture Securities, LLC** for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine out auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of or perform custodial functions relating to customer securities, we did not review the practice and procedures followed by the Company in any of the following:

- Making quarterly securities, examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of Governors of the Federal Reserve System
- Obtaining and maintaining physical possession of control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Overture Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Sax Macy Fromm & Co., PC

Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
January 28, 2006